Free Writing Prospectus to Preliminary Pricing Supplement No. 4,602

Registration Statement Nos. 333-275587; 333-275587-01

Dated November 1, 2024; Filed pursuant to Rule 433

Morgan Stanley

7-Year Morgan Stanley BlackRock Adaptive U.S. Equity 5% Index Jump Notes with Auto-Callable Feature

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	BlackRock Adaptive U.S. Equity 5% Index (“BAUSE5X”)
Early redemption:	Determination dates:		Redemption threshold level:	Early redemption payment:
	1st:	11/24/2025	100.50% of the initial index value	At least $1,070
	2nd:	11/23/2026	101.00% of the initial index value	At least $1,140
	3rd:	11/22/2027	101.50% of the initial index value	At least $1,210
	4th:	11/22/2028	102.00% of the initial index value	At least $1,280
	5th:	11/22/2028	102.50% of the initial index value	At least $1,350
	6th:	11/22/2028	103.00% of the initial index value	At least $1,420
Pricing date:	November 22, 2024
Final determination date:	November 24, 2031
Maturity date:	November 28, 2031
CUSIP:	61776WRB1

Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1666268/000183988224037137/ms4602_424b2-22203.htm

1All payments are subject to our credit risk

Hypothetical Examples

Early Redemption[1]
Date	Change in Underlying Index	Payment (per note)
1st Determination Date:	-5%	--
2nd Determination Date:	+5%	$1,140

The notes are automatically redeemed on the second annual early redemption date. Investors will receive $1,140 per note on the related early redemption date, corresponding to an annual return of approximately 7.00%.

Hypothetical Payout at Maturity[1]

Assuming the index closing value on each annual determination date is less than the redemption threshold level, and, consequently, the notes are not automatically redeemed prior to, and remain outstanding until, maturity:

Change in Underlying Index	Return on Notes
+40%	40%
+30%	30%
+20%	20%
+15%	15%
+10%	10%
+5%	5%
0%	0%
-5%	0%
-10%	0%
-15%	0%
-20%	0%
-30%	0%
-40%	0%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●If the notes are automatically redeemed prior to maturity, the appreciation potential of the notes is limited by the fixed early redemption payment specified for each of the first six annual determination dates.

●The automatic early redemption feature may limit the term of your investment to as short as approximately one year. If the notes are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The redemption threshold level increases progressively over the term of the notes.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $921.70 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 7-year term of the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●There are risks associated with the underlying index.

●The level of the index can go down as well as up.

●Low volatility in the index is not synonymous with low risk in an investment linked to the index.

●While the index has a Target Volatility of 5%, there can be no guarantee, even though the index is rebalanced daily, that the realized volatility of the index will not be less than or greater than 5%.

●There can be no assurance that the actual volatility of the index will be lower than the volatility of any or all of the Index Constituents.

●The volatility target feature of the index may dampen its performance in bullish markets.

●The value of the index and any instrument linked to the index may increase or decrease due to a number of factors, many of which are beyond our control.

●No assurance can be given that the investment strategy used to construct the index will achieve its intended results or that the index will be successful or will outperform any alternative index or strategy that might reference the Index Constituents.

●Changes in the value of the Index Constituents may offset each other.

●Investing in the notes is not equivalent to investing in the index.

●The index was established on March 13, 2023, and therefore has limited actual operating history.

●As the index is new and has limited actual historical performance, any investment in the index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●Adjustments to the index could adversely affect the value of the notes.

●The daily decrement of 0.50% per annum and the Interest Rate Reduction will adversely affect the performance of the index in all cases, whether the index appreciates or depreciates.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.